FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

MANAGEMENT PROPOSAL

Dear Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“CBD”) hereby proposes the following to the Extraordinary General Meeting:

1. Conversion of Class A Preferred Shares held in treasury into Class B Preferred Shares

1.1 To approve the conversion of up to three hundred sixty-nine thousand, six hundred (369,600) class A preferred shares (“Preferred Shares A”) issued by CBD and held in treasury into class B preferred shares (“Preferred Shares B”).

1.2 Initially, it should be explained that, pursuant to the Notice to Shareholders disclosed by CBD on July 6, 2009, minority shareholders of Globex Utilidades S.A. (“Globex”) were offered two alternatives, namely: (i) a public offering of shares for the sale of share control of Globex (“OPA”), with payment exclusively in cash; or (ii) adherence to the share purchase agreement executed between CBD and the former controlling shareholders of Globex, according to which the minority shareholders could sell their shares under the same conditions as the former controlling shareholders, with a tag along of eighty percent (80%); in this case, part of the payment would be in cash and part in CBD shares.

1.3 However, during the negotiations for the holding of the OPA, the Brazilian Securities and Exchange Commission (“CVM”) demanded that part of the OPA price would also be paid in CBD shares, as in the adherence to said share purchase agreement, thereby ensuring equitable treatment for Globex’s shareholders.

1.4 In turn, authorization to convert the Preferred Shares A held in treasury into Preferred Shares B has the sole purpose of ensuring that such are shares are used to render said equitable treatment viable.

1.5 In addition, the purpose of using the shares held in treasury to effect the above-mentioned payment aims to avoid a new increase in CBD’s capital – such as the one approved by the Annual General Meeting held on July 6, 2009 – thus allowing the settlement of the obligation referred to in Article 254-A of Law 6404 of December 15, 1976 (“Corporate Law”) without issuing new shares and, consequently, without the possible dilution of CBD’s current shareholders.

1.6 In view of the fact that Article 9 of CVM Instruction 10 of February 14, 1980, as amended (“CVM Instruction 10”), forbids the private sale of shares issued by a publicly-held company and held in treasury, and provides that the sale of shares held in treasury shall be conducted on a stock exchange, on October 19, 2009 CBD requested that the CVM authorize the use of said shares for the purposes mentioned above due to the exceptional treatment provided for in Article 23 of CVM Instruction 10. Therefore, the approval of the conversion of Preferred Shares A is subject to the CVM’s prior authorization and to the registration of the above-mentioned public offering.

1.7 Finally, as agreed by the CVM's Board, within the scope of the CVM’s administrative proceedings no. RJ2007/0947, Article 19 of Corporate Law merely permits the Bylaws to previously establish the convertibility of shares of one class into another class. Consequently, even though CBD’s Bylaws do not provide for the conversion of class A preferred shares into class B preferred shares, said conversion is feasible upon approval by the Extraordinary General Meeting, given that shareholders’ decisions are sovereign.

The Managers attending the Meeting shall be able to render all the information the Shareholders should deem expedient and necessary to make an informed decision. We hereby present this proposal for its due approval.

São Paulo, October 19, 2009.

THE MANAGEMENT

BOARD OF DIRECTORS' PROPOSAL

Dear Shareholders: The Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“CBD”) hereby proposes to the Extraordinary General Meeting the amendment of the head provision of Article 19 of its Bylaws so that the Development and Innovation Committee is replaced with the Sustainable Development Committee. Thus the head provision of Article 19 of the Bylaws would have the following wording:

“ARTICLE 19 – The Company shall have 3 (three) Special Committees, namely: (i) Human Resources and Remuneration Committee; (ii) Finance Committee; and (iii) Sustainable Development Committee, which shall have the function to elaborate proposals or to effect recommendations to the Board of Directors as regards their specific areas of performance. The Board of Directors may set up other Committees besides the aforementioned ones.”

The Sustainable Development Committee’s duties are: (a) to seek a balance between CBD’s businesses and the aspects of sustainable development and socio-environmental responsibility; (b) to establish sustainable practices in the economic, environmental and social spheres in order to promote sustainable development and disseminate it in all strategic initiatives and relations; (c) to evaluate and approve projects, proposals and institutional campaigns aimed at involving the organization in socio-environmental issues, including resource allocation; (d) to evaluate CBD’s investment proposals and projects related to sustainability; and (e) to examine and approve the social balance sheets and the sustainability report.

The Directors attending the Meeting shall be able to render all the information the Shareholders should deem expedient and necessary to make an informed decision. We hereby present this proposal for its due approval.

São Paulo, October 23, 2009.

THE BOARD OF DIRECTORS

MANAGEMENT PROPOSAL

Dear Shareholders: The Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“CBD”) hereby proposes the following to the Extraordinary General Meeting:

2. Management Outsourcing Agreement executed on October 9, 2009, with the companies comprising Rede Duque

2.1 On October 9, 2009, Vancouver Empreendimentos e Participações Ltda. (“Vancouver”), a CBD subsidiary, executed the Management Outsourcing Agreement (“Management Agreement”) with the companies comprising Rede Duque on account of the opportunity that arose in line with CBD’s strategic plan.

2.2 The Management Agreement’s subject matter is Vancouver’s provision of business, financial, real estate, environmental, human resources, accounting and operational management services to Rede Duque’s gas stations and convenience stores for a 20–year period.

2.3 In exchange for the abovementioned service provision, Vancouver shall receive a consideration calculated according to the profit earned by Rede Duque’s companies.

2.4 The Management Agreement also provides for the payment of a premium by Vancouver and CBD to Rede Duque's partners in the amount of thirty million reais (R$30,000,000.00), which shall be divided as follows: (a) eighteen million reais (R$18,000,000.00) due from CBD for the right to advertise its brands at Rede Duque’s gas stations and convenience stores during the Agreement's effectiveness period; and (b) twelve million reais (R$12,000,000.00) due from Vancouver for (i) the exclusive right to manage the existing gas stations and stores as well as those that may come to comprise Rede Duque during the Management Agreement’s effectiveness period; and (ii) the right of first refusal in the acquisition of shares or quotas of any of the companies comprising Rede Duque, should the partners wish to sell, assign, transfer or otherwise dispose of all or part of the shares or quotas held thereby in Rede Duque’s companies.

2.4.1 With regard to the payments mentioned above, the Management informs that Vancouver has already paid the first installment of the premium in the amount of nine million reais (R$ 9,000,000.00) . The due date of the other installments will be one hundred and twenty (120) days from October 9, 2009, subject to the conditions subsequent listed below.

2.5 The Management Agreement contains the following conditions subsequent:

(i) Should Rede Duque’s partners not deliver all the documents and information requested by CBD within one hundred twenty (120) days as of the execution of the Management Agreement;

(ii) Should the audit being conducted by CBD confirm the existence of any contingencies in the companies comprising Rede Duque in an amount equal to or above ten million reais (R$10,000,000.00) whose loss is deemed at CBD’s discretion as possible or probable, and should said contingencies not be remedied; and

(iii) Should CBD not obtain the approval of its shareholders to ratify the execution of the Management Agreement.

2.5.1 Should any of the aforementioned events occur, the Management Agreement shall be automatically terminated.

2.5.2 With regard to corporate approvals, it must be clarified that the Board of Directors of CBD approved the execution and the terms of the Management Agreement, at the meeting held on October 21, 2009.

2.6 Thus, in compliance with Article 9, Clause XIII of CBD’s Bylaws, the Management proposes the ratification of the execution of the Management Agreement under the following conditions subsequent.

3. Agreement for Purchase and Sale of Quotas of API SPE 06 – Planejamento e Desenvolvimento de Empreendimentos Imobiliários Ltda. (“SPE”), executed with Abyara Planejamento Imobiliário S.A. (“Abyara”) on October 20, 2009 (“Agreement”)

3.1 On October 20, 2009, Sé Supermercados Ltda. (“Sé"), a CBD subsidiary, executed the Agreement with Abyara, given the opportunity that arose to acquire the properties belonging to the SPE, in line with CBD’s expansion plan.

3.2 SPE is the lawful owner of two properties located in the city of Cuiabá, state of Mato Grosso, registered under numbers 47,111 And 91,223 with the 6th Notary Public and Real Estate Registry Office of the 3rd Real Estate District of the city of Cuiabá.

3.3 Sé acquired all SPE's quotas for the total amount of sixteen million reais (R$16,000,000.00) .

3.4 The Agreement was executed under the following conditions subsequent:

(i) Should the audit prove, at CBD’s discretion, the inexistence of: (a) liabilities, responsibilities, pending matters, burdens and/or charges that: (a.1) prevent or hinder the acquisition of the quotas and/or the properties in a free and clear manner; or (a.2) subject said acquisition to challenges by third parties as to potential material losses to CBD or to any challenges by third parties; or (b) liabilities, responsibilities, pending matters, burdens and/or charges, the occurrence of which, or the occurrence of which over time, causes or may come to cause material damage to CBD’s or SPE’s image. The deadline for concluding said audit was thirty (30) days from the execution of the Agreement, and was concluded to CBD’s satisfaction; and

(ii) Should CBD not obtain the approval of its shareholders to ratify the execution of the Agreement.

3.4.1 On October 2, 2009, the Board of Directors approved the execution of the Agreement.

3.5. Considering that the audit was concluded before the deadline stipulated in the Management and that CBD did not find any impediment to the transaction, Sé, Abyara and CBD executed the 1st Amendment to the Agreement on October 30, 2009, by which Sé assigned the rights and obligations under the Agreement to CBD and CBD paid the installment amount of seven million, one hundred and six thousand, two hundred and seventy- six reais and seventy-six centavos (R$ 7,106,276.76) .

3.6. Thus, in accordance with Article 9, Paragraph XIII of CBD’s Bylaws, the Management proposes the ratification of the execution of the Agreement and the respective 1st Amendment.

The Executive Officers attending the Meeting shall be able to render all the information the Shareholders should deem expedient and necessary to make an informed decision. We hereby present this proposal for its due approval.

São Paulo, November 10, 2009.

THE BOARD OF DIRECTORS

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 18, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.